DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report
Collection Period Ended   31-Mar-2020

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Feb-2020	31-Mar-2020		
Determination Date	13-Apr-2020			
Record Date	14-Apr-2020			
Distribution Date	15-Apr-2020			
Interest Period of the Class A-1 Notes (from... to)	18-Mar-2020	15-Apr-2020	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	18-Mar-2020	15-Apr-2020	30/360 Days	27

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	200,000,000.00	123,579,979.94	76,420,020.06	382.100100	0.617900
Class A-2 Notes	384,000,000.00	384,000,000.00	384,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	336,000,000.00	336,000,000.00	336,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**1,005,405,000.00**	**928,984,979.94**	**76,420,020.06**		
Overcollateralization	94,600,605.11	94,600,605.11	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**1,100,005,605.11**	**1,023,585,461.98**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	76,420,020.06	382.100100
Class A-2 Notes	1.140000%	328,320.00	0.855000	328,320.00	0.855000
Class A-3 Notes	1.220000%	307,440.00	0.915000	307,440.00	0.915000
Class A-4 Notes	1.370000%	87,753.64	1.027500	87,753.64	1.027500
Total		**723,513.64**		**77,143,533.70**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	69,373,146.81	(1) Total Servicing Fee	1,833,342.68
Interest Collections	9,647,450.44	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	509,364.99	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	0.00		
Purchase Amounts	6,119,277.48	(3) Interest Distributable Amount	723,513.64
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	2,031.43	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**85,651,271.15**	(6) Regular Principal Distributable Amount	76,420,020.06
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**85,651,271.15**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	6,674,394.77
		Total Distribution	**85,651,271.15**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,833,342.68	1,833,342.68	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	723,513.64	723,513.64	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	328,320.00	328,320.00	0.00
thereof on Class A-3 Notes	307,440.00	307,440.00	0.00
thereof on Class A-4 Notes	87,753.64	87,753.64	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	723,513.64	723,513.64	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	76,420,020.06	76,420,020.06	0.00
Aggregate Principal Distributable Amount	76,420,020.06	76,420,020.06	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	78.89
minus Net Investment Earnings	78.89
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	78.89
Net Investment Earnings on the Collection Account	1,952.54
Investment Earnings for the Collection Period	2,031.43

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:
Class A-1 Notes $200M (17.9%), Class A-2 Notes $384M (34.5%), Class A-3 Notes $336M (30.2%), Class A-4 Notes $85M (7.7%), Certificates $108M (9.7%), Total $1,113M (100.0%).
The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $55,645,768.87,
according to Regulation RR.

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of
payment obligations, estimated not to exceed three months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months.
The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also temporarily curtailing certain collection activities. Different
relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	1,100,005,605.11	7,952
Principal Collections	51,725,762.20	
Principal Collections attributable to Full Pay-offs	17,647,384.61	
Principal Purchase Amounts	6,080,776.86	
Principal Gross Losses	966,219.46	
Pool Balance end of Collection Period	1,023,585,461.98	7,804
Pool Factor	93.05%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.54%
Weighted Average Number of Remaining Payments	42.36	40.96
Weighted Average Seasoning (months)	14.06	15.95

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,013,584,307.90	7,737	99.02%
31-60 Days Delinquent	8,926,667.31	59	0.87%
61-90 Days Delinquent	1,074,486.77	8	0.10%
91-120 Days Delinquent	0.00	0	- %
Total	1,023,585,461.98	7,804	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.10%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	966,219.46	11	966,219.46	11
Principal Net Liquidation Proceeds	512,313.82		512,313.82	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	453,905.64		453,905.64	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.256%
Prior Collection Period	- %
Second Prior Collection Period	- %
Third Prior Collection Period	- %
Four Month Average	0.256%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.041%
Average Net Credit Loss/(Gain)	41,264.15

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		**Delinquncies**			**Lifetime**
Pd.	**Gross**	**Net**	**31-60**	**61-90**	**91+**	**CPR**
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%